Exhibit 107

Calculation of Filing Fee Tables

FORM S-1

(Form Type)

(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered and Carry Forward Securities

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price(1)	Fee Rate	Amount of Registration Fee
Newly Registered Securities
Fees to Be Paid		Common Shares		(1)	(1)	10,287,003	0.0001102	1,133.63
Fees to Be Paid							—
Fees to Be Paid		Common Shares Underlying Placement Agent Warrants		(1)	(1)	617,220	0.0001102	68.02
Carry Forward Securities
Carry Forward Securities
		Total Offering Amounts
		Total Fees Previously Paid
		Total Fee Offsets
		Net Fee Due						1,201.65

(1)	The offering is expressed in C$12 million plus a 15% overallotment option, converted to U.S. dollars based on the exchange rate on November 18, 2022
(2)	The Placement Agent Warrants represents 6% of the aggregate offering price